Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                             Subject Companies: Hughes Electronics Corporation
                                                 Commission File No. 000-26035
                                                    General Motors Corporation
                                                 Commission File No. 001-00143


The following is an exhibit to the Stock Purchase Agreement entered into by and among General Motors Corporation, Hughes Electronics Corporation and The News Corporation Limited, dated as of April 9, 2003, as amended.

EXHIBIT F
(As Amended April 25, 2003)

Program Access Requirements:
News Corp. and DIRECTV Commitments

News Corp. and DIRECTV will be bound by the FCC's program access rules (otherwise applicable to vertically-integrated satellite cable programming services) regardless of whether News Corp., DIRECTV or any of their program services is deemed to be a vertically integrated satellite cable programming vendor under such rules.

In addition, News Corp. and DIRECTV will make the following commitments, above and beyond those contained in the FCC's program access rules.

         o News Corp. will not offer any of its existing or future national and regional programming services on an exclusive basis to any MVPD and will continue to make such services available to all MVPDs on a non-exclusive basis and non-discriminatory terms and conditions.

         o Neither News Corp. nor DIRECTV will discriminate against unaffiliated programming services in the selection, price, terms or conditions of carriage.

         o DIRECTV will not enter into an exclusive distribution arrangement with any Affiliated Program Rights Holder. "Affiliated Program Rights Holder" includes (i) a program rights holder in which News Corp. or DIRECTV holds a non-controlling "Attributable Interest" (as determined by the FCC's program access attribution rules); and (ii) a program rights holder in which an entity holding an non-controlling Attributable Interest in News Corp. or DIRECTV holds an Attributable Interest, provided that News Corp. or DIRECTV has actual knowledge of such entity's Attributable Interest in such program rights holder.

         o Liberty Media owns approximately 18% of the non-voting equity of News Corp. Liberty Media currently is considered a vertically integrated programmer under the FCC's program access rules and, as such, is restricted in its ability to enter into exclusive or discriminatory agreements with respect to satellite-delivered cable programming services in which it has an Attributable Interest. In the event Liberty Media is no longer deemed a vertically integrated programmer (including by reason of the sale of its Puerto Rican cable interests) and so long as Liberty Media holds an Attributable Interest in News Corp., DIRECTV will deal with Liberty Media with respect to programming services it controls as if it continued as a vertically integrated programmer subject to the program access rules.

         o DIRECTV may continue to compete for programming that is lawfully offered on an exclusive basis by an unaffiliated program rights holder (e.g., NFL Sunday Ticket).

         o Neither News Corp. nor DIRECTV (including any entity over which either exercises control) shall unduly or improperly influence:
               (i) the decision of any Affiliated Program Rights Holder to sell programming to an unaffiliated MVPD; or (ii) the prices, terms and conditions of sale of programming by any Affiliated Program Rights Holder to an unaffiliated MVPD.

These commitments will apply to News Corp. and DIRECTV for the later of (1) as long as the FCC deems News Corp. to have an Attributable Interest in DIRECTV and the FCC's program access rules are in effect (provided that if the program access rules are modified these commitments shall be modified to conform to any revised rules adopted by the FCC) or (2) if these commitments are embodied in a consent decree or other appropriate order issued by or agreement with the DOJ, FTC or FCC, for the term specified by such consent decree, order or agreement.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, investors and security holders are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov. GM stockholders will also receive information at an appropriate time on how to obtain transaction-related documents for free from GM. When these documents become available, News stockholders may obtain these documents free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, attention:
Investor Relations.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following:
(1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.